MALANOCHE
RESOURCES

885 West Georgia St.
15th Floor
Vancouver, BC V6C 3E8
Canada
Tel: (+1) 604-895-7465

July 7, 2010

Timo Jauristo
VP, Corporate Development
Goldcorp Inc.
3400-666 Burrard Street
Vancouver BC V6C 2X8

Dear Timo:

Re: Acquisition of San Dimas

We write further to the letter agreement (the "**Letter Agreement**") dated June 1, 2010 between Mala Noche Resources Corp. ("**MLA**"), Desarrollos Mineros San Luis, S.A. de C.V. ("**DMSL**") and Goldcorp Silver (Barbados) Ltd. ("**GSBL**") that sets out the principal terms and conditions of the offer by MLA to purchase from DMSL and its affiliates, the San Dimas Assets, as such term is defined in the Letter Agreement, and to purchase from GSBL all of the issued and outstanding shares in the capital of Silver Trading (Barbados) Ltd. (formerly named Goldcorp Trading (Barbados) Ltd.). This letter is referred to herein as the "**Amendment Letter**". All capitalized terms used herein will have the meaning set forth in the Letter Agreement.

We hereby confirm our agreement to amend the terms of the consideration payable by MLA under the Letter Agreement and the terms of the Purchaser Financing contemplated in the Letter Agreement, each in the manner set forth in Schedule A attached to this Amendment Letter.

We further confirm that the Letter Agreement will remain in full force and effect, without amendment except as expressly provided in this Amendment Letter.

If the terms and conditions set out herein are acceptable to you, please so indicate by signing, dating, and returning the attached copy of this Amendment Letter by no later than 5:00pm Pacific Time today.

Yours truly,

MALA NOCHE RESOURCES CORP.

Wade Nesmith
Executive Chairman
Mala Noche Resources Corp.

The terms and conditions of this Amendment Letter are hereby accepted on the 7th day of July, 2010.

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V.

By: ______________________

Julieta Fusi   Salvador García

GOLDCORP SILVER (BARBADOS) LTD.

By: ______________________

SCHEDULE A

Revised Consideration	
Original Letter Agreement	**Letter Agreement, as amended**
Purchaser Financing: Net proceeds of not less than US$350 million on terms satisfactory to MLA	Purchaser Financing: Net proceeds of not less than US$275 million on terms satisfactory to MLA
Total Purchase Price of US$500 million	Total Purchase Price of US$510 million
Cash payable on Closing Date of US$275 million	Cash payable on Closing Date equal to: • US$216 million, plus • gross proceeds from the exercise of the over-allotment option granted in connection with the Purchaser Financing, net of commissions, if exercised prior to Closing Date
Payment Shares of MLA having a value of US$175 million issued at the offering price of the common shares of MLA issued in connection with the Purchaser Financing	Payment Shares of MLA having a value equal to: • US$184 million, less • the amount of any additional cash proceeds payable by MLA on closing as a result of exercise of the over-allotment option granted in connection with the Purchaser Financing, provided that the Payment Shares will in no event have a value of less than US$175 million. All Payment Shares will be issued at the offering price of the equity securities of MLA issued in connection with the Purchaser Financing. No right to receive any warrants issued in connection with the Purchaser Financing.
Secured Promissory Note in the principal amount US$50.0 million with the terms and conditions set forth in the Letter Agreement	Secured Promissory Note in the principal amount US$50.0 million with the terms and conditions set forth in the Letter Agreement, without amendment

	Secured convertible promissory note (the "**Convertible Note**") with the following terms:
	
	• principal amount equal to US$60 million, less the difference between:
	    ○ the gross proceeds from the exercise of the over-allotment option granted in connection with the Purchaser Financing, net of commissions, if exercised prior to Closing Date, and
	    ○ the amount that the value of the Payment Shares is reduced below US$184 million as a result of exercise of the over-allotment option prior to the Closing Date
	
	• one year term, with maturity date on the date that is one year from the closing of the Acquisition (the "**Maturity Date**"),
	
	• prior to the Maturity Date, MLA will apply all net proceeds from the following to repayment of the Convertible Note:
	    ○ any exercise of the over-allotment option granted in connection with the Purchaser Financing,
	    ○ any exercise of the warrants issued in connection with the Purchaser Financing, and
	    ○ any public or private equity offering completed by MLA prior to the Maturity Date
	
	• interest at the rate of 3% per annum
	
	• subordinate to the Senior Security
	
	• convertible prior to the Maturity Date at the option of DMSL or GSBL into common shares of MLA at C$6.00 per share (subject to customary

	adjustments, if any) • Payable on maturity, at the option of MLA, in either: ○ cash, or ○ common shares of MLA issued at a conversion price equal to 90% of the five day VWAP for the MLA common shares for the five trading days prior to the maturity date (the "**Conversion Shares**") All common shares of MLA issued upon conversion of the Convertible Note, including any Conversion Shares, to be listed and posted for trading on the Toronto Stock Exchange MLA agrees to file a prospectus to qualify the resale of any common shares of MLA issued upon conversion of the Convertible Note, including any Conversion Shares, at the request of DMSL and GSBL, provided that DMSL and GSBL will pay the costs associated with such prospectus qualification
Three year lock-up on all shares issued to DMSL and GSBL	Three year lock-up on all shares issued to DMSL and GSBL except for any common shares of MLA issued upon conversion of the Convertible Note, including any Conversion Shares
All common shares to be qualified by the prospectus filed by MLA in connection with the Purchaser Financing	All Payment Shares to be qualified by the prospectus filed by MLA in connection with the Purchaser Financing